June 20, 2006

Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Perry Hindin; Adelaja Heyliger

              Re:  Wellstar International, Inc.
                   Amendment Nos. 2 and 3 to Registration Statement on Form SB-2 Filed April 4, 2006 and May 9, 2006
                   File No. 333-130295


     The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of May 24, 2006 relating to the Registration Statement on Form SB-2 (the "filing") of Wellstar International, Inc. ("Wellstar" or the "Company"). On behalf of the Company, we respond as follows:

Front Cover Page of Registration Statement and Prospectus Cover Page
--------------------------------------------------------------------

1. When you register common shares underlying a convertible instrument for resale on Form SB-2, the number of shares registered should not exceed the number underlying the instrument. If that number is not readily ascertainable, the number of shares registered should be based on your good faith estimate of the number of underlying shares. Please provide us your detailed calculations supporting the number of shares registered, including a clear identification of the events that must occur before the selling shareholders can acquire those shares and your analysis of why it is reasonable to assume that those events will occur. Please also identify with specificity the exhibit number and the section number of the provision that governs the conversion terms you cite in response to this comment.

     Response:
     ---------

     Section 2(a) of the Registration Rights Agreement states that the Company shall file a registration statement covering the resale of the securities underlying the convertible notes and warrants (the Registration Rights Agreement is annexed to the SB-2 as Exhibit 10.4).

     Pursuant to Section 1.2 of the Company's Callable Secured Convertible Note annexed to the SB-2 as Exhibit 10.2 (the "Note(s)"), the Conversion Price shall be the lesser of (i) the Variable Conversion Price and (ii) the Fixed Conversion Price.

     Pursuant to Section 1.2 of the Note, the Fixed Conversion Price is set at $0.12 and the Variable Conversion Price is defined as the average of the lowest three (3) Trading Prices for the Common Stock during the twenty (20) Trading Day period ending one Trading Day prior to the date the Conversion Notice is sent by the Holder to the Borrower (the "Conversion Date"), multiplied by 60%.

     For purposes of determining the number of shares to be registered in the SB-2, the "Conversion Date" is deemed to be the filing date of the SB-2. As of the February 1, 2006 filing date of Amendment No. 1 to the SB-2, the applicable conversion price was $0.043, which represented a 40% discount to the average of the three lowest intraday trading prices for the common stock on a principal market for the 20 trading days before but not including the conversion date. In addition, the number of shares underlying the Notes and warrants was doubled to account for potential fluctuations of the conversion price due to the volatile nature of the Company's stock and to account for potential antidilution and price protection adjustments for the warrants.

     Pursuant to Section 1.1 of the Note, the Note is convertible at the option of the holder into shares of common stock "at any time on or prior to the earlier of (i) the Maturity Date and (ii) the date of payment of the Default Amount." To date, neither the Maturity Date nor payment of the Default Amount has occurred. Therefore, there are no events that must occur before the selling shareholders can convert a portion of the notes into the common stock of the Company.

Prospectus Summary, page 5
--------------------------

2. We note your response to prior comment 2. Please file your Certificate of Amendment as an exhibit to the registration statement.

     Response:
     ---------

     The Certificate of Amendment has been filed as an exhibit to the amended registration statement.

Use of Proceeds, page 14

3. We reissue prior comment 6 with respect to your receipt of the second tranche.

     Response:
     ---------

     The Use of Proceeds disclosure has been revised accordingly.

Management's Discussion and Analysis of Financial Condition and Results of
---------------------------------------------------------------------------
Operations, page 16
-------------------

Liquidity and Capital Resources, page 19
----------------------------------------

4. We note from your financial statements that you recorded a $550,000 charge related to your convertible debentures. Revise your MD&A to provide details of this charge. Discuss whether the penalty has been paid and, if so, discuss whether it was paid in cash or stock. Revise your liquidity discussion to address the current and future impacts of this penalty. Finally, disclose what note(s) the prepayment penalty relates to.

     Response:
     ---------

     The disclosure has been revised accordingly.

Description of Business, page 20
---------------------------------

Markets, page 23
----------------

5. We reissue prior comment 12, with respect to the cited reports and market statistics contained in this subsection.

     Response:
     ---------

     All references to the reports and market statistics have been deleted.

Selling Stockholders, Page 32
-----------------------------

6. If you choose to retain two separate tables, please correct the second column's total in the first table. As currently presented, it includes the 225,000 shares of common stock being sold by your counsel even though such shares are not listed.

     Response:
     ---------

     The first table has been revised accordingly.

Interim Financial Statements
----------------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 3. Convertible Notes, page 11
----------------------------------

7. We have reviewed your revised responses to prior comments 18 and 21 in your response letter filed May 9, 2006 and your revised disclosures. We note that you have determined that each of the $3 million convertible debt agreement and the $400,000 convertible note payable is not a conventional convertible instrument as defined in paragraph 4 of EITF 00-19, and after analysis of EITF 00-19, you have determined that the conversion feature and the warrants under each instrument do not meet the requirements to be recorded as equity instruments. In this regard, we have the following comments:

     o Tell us why your financial statements continue to reflect accounting for the convertible debt instruments in accordance with EITF 98-5 and EITF 00-27. Please note that if you have determined that the conversion features should be accounted for as liabilities pursuant to EITF 00-19, then the accounting methodology prescribed by EIFT 98-5 and EITF 00-27 would not apply to the convertible debt agreements. Upon determination that the conversion features are not equity instruments pursuant to the provisions of EITF 00-19, the conversion features are required to be accounted for as embedded derivative liabilities at fair value pursuant to the guidance in SFAS 133. Under SFAS 133, the fair `value of the embedded derivatives are estimated and recorded as liabilities on the dates of issuance, and are subsequently remeasured at the end of each reporting period. Any change in the fair market values is recorded as gains or losses in the statement of operations. Please revise your financial statements and related disclosures to comply with the applicable accounting guidance or tell us why you believe your current presentation is appropriate.

     o We note that you have estimated the fair value of warrants issued in connection with the convertible debt instruments using the Black-Scholes method. We note that you have determined pursuant to EITF 00-19 that the free-standing warrants are also liabilities that should be measured at fair value and marked to market in accordance with SFAS 133. However, we do not see where you have presented the liabilities and any change in the fair value of the liabilities in your financial statements. Please revise or advise.

     Response:
     ---------

The Company and its independent registered public accountant have advised us as follows. The financial statements have been revised and the related disclosures are in compliance with the provisions of EITF 00-19 and the conversion features are accounted for as embedded derivative liabilities at fair value pursuant to the guidance in SFAS 133. The fair value of the warrants are also shown as liabilities in accordance with SFAS 133.

8. We note your response to prior comments 19 and 22. Please revise the notes to disclose the assumptions used in the Black-Scholes calculations.

     Response:
     ---------

     Note 5 to the financial statements for the nine months ended April 30, 2006 discloses the assumptions used in the Black-Scholes calculations.

9. We have reviewed your response to prior comment 20 and your revised disclosure to the Form SB-2. Since this registration statement has not been declared effective within 135 days from the October 31, 2005 closing date of the Securities Purchase Agreement, you have triggered an event of default under the agreement. As such, revise your balance sheet to present the entire outstanding balance under the agreement as a current obligation, or tell us why you believe the current presentation is appropriate.

     Response:
     ---------

     The Company and its independent registered public accountant have advised us as follows. The entire balance of the convertible notes payable are shown as a current liability in the financial statements.

Annual Financial Statements
---------------------------

Report of Independent Registered Public Accounting Firm, page F- 1
------------------------------------------------------------------

10. We have reviewed your response to prior comment 27 and the revision to the audit report. It does not appear that dual dating for all of the notes to your annual financial statements satisfies the requirements of AU Sections
     530.04 and 530.05. Please have your auditor revise the audit report to eliminate the dual dating and reflect a date upon which all significant adjustments to the financial statements were completed, or tell us why you feel the current presentation, which is dual dated for all of the notes to the financial statements is appropriate.

     Response:
     ---------

     The Company's independent registered public accountant has advised us that the audit report has been revised in order to eliminate the dual dating and to reflect the date on which all significant adjustments were completed.

11. The current audit report does not contain an opinion with respect to the cumulative development state period. Please have your auditor revise its audit report to include an opinion on cumulative period financial statements audited.

     Response:
     ---------

     The Company's independent registered public accountant has advised us that the audit report opinion has been revised to include the cumulative period amounts from inception.

Consolidated Statements of Changes in Stockholders' Equity, page F-4
----------------------------------------------------------------------

12. We note that you incorporated your company and first sold shares on December 15, 1997. Revise to provide cumulative information regarding changes in your equity accounts from inception as required by paragraph 11 of SFAS 7.

     Response:
     ---------

     The Company and its independent registered public accountant have advised us that the consolidated statement of Changes in Stockholder's Equity (Deficit) and the accompanying note 3 illustrate, in detail, the cumulative equity accounts from inception.

General
-------

13. We have reviewed your response to prior comment 28. Since you have determined that the TMI transaction was a purchase of assets pursuant to the guidance in EITF 98-3, revise your financial statements to present the value of the assets that you purchased and remove goodwill. Please note that it is not appropriate to record goodwill in the acquisition of assets. If you have concluded that there are no specific assets that qualify to be recorded as an asset on your balance sheet, then the purchase price should be expensed in the period of the acquisition. Please revise or advise.

     Response:
     ----------

     The Company and its independent registered public accountant have advised us that the financial statements have been revised and the purchase price has been expensed.

Part II
--------

Item 26. Recent Sales of Unregistered Securities, page 40
---------------------------------------------------------

14.  We  reissue  prior  comment 41 with  respect to the value of  consideration
     received.   Please  quantify  the   consideration  you  received  from  the
     transactions referenced in this section.

     Response:
     ---------

     The disclosure has been revised accordingly.

     Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700. Thank you.



                                                  Very Truly Yours,

                                                  /s/ Darrin Ocasio
                                                  ------------------
                                                  Darrin Ocasio